Exhibit 21

Listing of Subsidiaries of Capital Corp of the West

Corporation Name	State of Organization or Incorporation	Doing Business As

County Bank	California	County Bank

Merced Area Investment and Development, Inc.	California	Merced Area Investment and Development, Inc.

County Statutory Trust I	Connecticut	County Statutory Trust I

County Statutory Trust II	Connecticut	County Statutory Trust II

County Investment Trust	Maryland	County Investment Trust

County Asset Advisors, Inc.	California	County Asset Advisors, Inc.

Capital West Group, Inc.	California	Capital West Group, Inc.

Regency Investment Advisors	California	Regency Investment Advisors